FOR IMMEDIATE RELEASE

NEWS RELEASE

Non-Brokered Private Placements

Vancouver, BC – July 23, 2009.  CanAlaska Uranium Ltd. (the “Company”) wishes to announce a non-brokered flow-through private placement of up to 6,000,000 units at a purchase price of $0.17 per unit for gross proceeds of up to $1,020,000.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of twenty-four months from the Closing Date at a price of $0.24 per Warrant Share. Of the 6,000,000 unit offering, 4,411,764 are being subscribed to by MineralFields Group.

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantage super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world.

“We are very pleased to be continuing our relationship with MineralFields Group” said Mr. Dasler, President and CEO.  “CanAlaska is growing, and we look forward to working with MineralFields Group as we continue to develop our holdings in the Athabasca region in Canada.

The proceeds from the private placement received from the sale of the units will be used for qualified Canadian Exploration Expenses on the Company’s Uranium projects in the Athabasca region of Saskatchewan.  Finder’s fees may be payable of up to 5% in cash and shares and up to 5% of warrants or units.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  Memoranda of Understanding have also been executed with mining partner East Resources Inc. to commence exploration on the Poplar and NE Wollaston Projects, comprising a potential 100,000 metres of drill testing on each property.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	July 23rd, 2009